UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ENTELLUS MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29363K 105

(CUSIP Number)

SVLSF IV, LLC

One Boston Place, Suite 3900

201 Washington Street

Boston, MA 02108

(617) 367-8100

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 29363K 105

1.	Name of Reporting Person: SVLSF IV, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,841,919 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,841,919 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,841,919 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 8.5%
14.	Type of Reporting Person: OO

(1)	Voting and investment power of the securities is delegated to SVLSF IV, LLC, the general partner of SV Life Sciences Fund IV (GP), L.P., which is the general partner of each of SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P.

CUSIP No.: 29363K 105

1.	Name of Reporting Person: SV Life Sciences Fund IV (GP), L.P.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,841,919 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,841,919 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,841,919 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 8.5%
14.	Type of Reporting Person: PN

(1)	Voting and investment power of the securities is delegated to SVLSF IV, LLC, the general partner of SV Life Sciences Fund IV (GP), L.P., which is the general partner of each of SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P.

CUSIP No.: 29363K 105

1.	Name of Reporting Person: SV Life Sciences Fund IV, L.P.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,791,070 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,791,070 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,791,070 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 8.2%
14.	Type of Reporting Person: PN

(1)	Voting and investment power of the securities is delegated to SVLSF IV, LLC, the general partner of SV Life Sciences Fund IV (GP), L.P., which is the general partner of each of SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P.

CUSIP No.: 29363K 105

1.	Name of Reporting Person: ILSF III, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,114,537 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,114,537 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,114,537 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 5.1%
14.	Type of Reporting Person: OO

(1)	Voting and investment power of the securities is delegated to ILSF III, LLC, the general partner of International Life Sciences Fund III (GP), L.P., which is the general partner of each of International Life Sciences Fund III (LP1), L.P., International Life Sciences Fund III Co-Investment, L.P. and International Life Sciences Fund III Strategic Partners, L.P.

CUSIP No.: 29363K 105

1.	Name of Reporting Person: International Life Sciences Fund III (GP), L.P.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,114,537 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,114,537 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,114,537 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 5.1%
14.	Type of Reporting Person: PN

(1)	Voting and investment power of the securities is delegated to ILSF III, LLC, the general partner of International Life Sciences Fund III (GP), L.P., which is the general partner of each of International Life Sciences Fund III (LP1), L.P., International Life Sciences Fund III Co-Investment, L.P. and International Life Sciences Fund III Strategic Partners, L.P.

CUSIP No.: 29363K 105

1.	Name of Reporting Person: International Life Sciences Fund III (LP1), L.P.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,091,166 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,091,166 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,091,166 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 5.0%
14.	Type of Reporting Person: PN

(1)	Voting and investment power of the securities is delegated to ILSF III, LLC, the general partner of International Life Sciences Fund III (GP), L.P., which is the general partner of each of International Life Sciences Fund III (LP1), L.P., International Life Sciences Fund III Co-Investment, L.P. and International Life Sciences Fund III Strategic Partners, L.P.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on February 3, 2015 (the “Original Schedule”), to report the disposition of shares of Common Stock by the Fund III Entities and the Fund IV Entities (together, the “Selling Stockholders”). Except as specifically amended by this Amendment No. 1, each Item of the Original Schedule remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule.

Item 1.	Security and Issuer

This Amendment No. 1 relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Entellus Medical, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 3600 Holly Lane North, Suite 40, Plymouth, Minnesota 55447.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule is hereby amended and restated in its entirety as set forth below.

On January 25, 2017, the Selling Stockholders agreed to sell a total of 1,176,470 shares of Common Stock (the “Sale”), pursuant to that certain underwriting agreement by and among the Issuer, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Piper Jaffray & Co., as representatives of the other Underwriters named in Schedule A thereto (together, the “Underwriters”) and the selling stockholders named in Schedule B thereto (the “Underwriting Agreement”). On January 31, 2017, the transactions contemplated by the Underwriting Agreement were consummated and, in connection therewith, the Selling Stockholders received aggregate proceeds (after giving effect to the payment of the underwriters’ discount) of approximately $18,799,990.60. A copy of the form of Underwriting Agreement is included as Exhibit 99.6 hereto.

The ownership of the securities set forth in this Amendment No. 1 is for investment purposes only. Except as set forth in this Item 4, as of the date of this Amendment No. 1, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule A of the Original Schedule has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer ; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer ; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Stock reported as beneficially owned in this Amendment No. 1 (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional Common Stock of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of Common Stock of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer -

Item 5 of the Original Schedule is hereby amended and restated in its entirety as set forth below.

(a) The aggregate percentage of Common Stock reported owned by Reporting Persons is based upon 21,746,393 shares of Common Stock outstanding, which is based on information provided by the Issuer after giving effect to the exercise in full of the Underwriters’ option to purchase an additional 529,500 shares of Common Stock. The Common Stock is owned by the Reporting Persons as follows:

(i) Fund IV GP and SVLS General Partner may each be deemed to beneficially own, in the aggregate, 1,841,919 shares of Common Stock, constituting approximately 8.5% of the Common Stock outstanding. As of the close of business on January 31, 2017, (a) Fund IV owned directly 1,791,070 shares of Common Stock, constituting approximately 8.2% of the Common Stock outstanding; and (b) Fund IV Strategic owned directly 50,849 shares of Common Stock, constituting approximately 0.2% of the Common Stock outstanding.

Fund IV GP, the general partner of Fund IV and Fund IV Strategic, may be deemed to beneficially own the shares held by Fund IV and Fund IV Strategic. Fund IV GP disclaims beneficial ownership of shares held by Fund IV and Fund IV Strategic except to the extent of any pecuniary interest therein.

SVLS General Partner, the general partner of Fund IV GP, may be deemed to beneficially own the shares held by Fund IV and Fund IV Strategic. SVLS General Partner disclaims beneficial ownership of shares held by the Fund IV Entities except to the extent of any pecuniary interest therein.

The investment committee of SVLS General Partner, comprised of the members as set forth on Schedule A of the Original Schedule, controls voting and investment decisions over the Issuer’s shares held by Fund IV Entities by a majority vote. As such, no member of the investment committee of SVLS General Partner may be deemed to have any beneficial ownership of the Fund IV Shares.

(ii) Fund III GP and ILSF General Partner may each be deemed to beneficially own, in the aggregate, 1,114,537 shares of Common Stock, constituting approximately 5.1% of the Common Stock outstanding. As of the close of business on January 31, 2017, (a) ILSF LP1 owned directly 1,091,166 shares of Common Stock, constituting approximately 5.0% of the Common Stock outstanding; (b) ILSF Co-Invest owned directly 12,947 shares of Common Stock, constituting approximately 0.1% of the Common Stock outstanding; and (c) ILSF Strategic owned directly 10,424 shares of Common Stock, constituting approximately 0.1% of the Common Stock outstanding.

Fund III GP, the general partner of ILSF LP1, ILSF Co-Invest and ILSF Strategic, may be deemed to beneficially own the shares held by ILSF LP1, ILSF Co-Invest and ILSF Strategic. Fund III GP disclaims beneficial ownership of shares held by ILSF LP1, ILSF Co-Invest and ILSF Strategic except to the extent of any pecuniary interest therein.

ILSF General Partner, the general partner of Fund III GP, may be deemed to beneficially own the shares held by ILSF LP1, ILSF Co-Invest and ILSF Strategic. ILSF General Partner disclaims beneficial ownership of shares held by the Fund III Entities except to the extent of any pecuniary interest therein.

The investment committee of ILSF General Partner, comprised of the members as set forth on Schedule A of the Original Schedule controls voting and investment decisions over the Issuer’s shares held by Fund III Entities by a majority vote. As such, no member of the investment committee of ILSF General Partner is deemed to have any beneficial ownership of the Fund III.

(b) Each of the Reporting Persons has shared voting and shared dispositive power with respect to all of the shares of Common Stock that the Reporting Person beneficially owns. (i) Voting and investment power over the shares of Common Stock beneficially owned by Fund IV Entities has been delegated to Fund IV GP. Fund IV GP has delegated voting and investment decisions to SVLS General Partner, which, in turn, has delegated such decisions to an investment committee comprised of the members as set forth on Schedule A of the Original Schedule. (ii) Voting and investment power over the shares of Common Stock beneficially owned by Fund III Entities has been delegated to Fund III GP. Fund III GP has delegated voting and investment decisions to ILSF General Partner, which, in turn, has delegated such decisions to an investment committee comprised of the members as set forth on Schedule A of the Original Schedule. (iii) Each Reporting Person disclaims beneficial ownership of the securities except to the extent of any respective pecuniary interest therein, as described in Item 5(a).

(c) None of the persons on Schedule A to the Original Schedule has effected any transactions in the Common Stock or other equity security of the Issuer during the last 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule is hereby amended to include the following paragraph at the end thereof.

Pursuant to the Underwriting Agreement, the Reporting Persons and certain other persons have agreed to enter into lock-up agreements, pursuant to which such persons agreed, subject to certain exceptions, not to directly or indirectly sell, transfer or dispose of any shares of the Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired by such persons or with respect to which such persons have or hereafter acquire the power of disposition for 90 days after the date of the Underwriting Agreement without the prior written consent of the Underwriters.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule is hereby amended to add the following exhibits:

Exhibit No.	Description

99.6	Underwriting Agreement, dated January 25, 2017, among the Issuer, the Selling Stockholders named in Schedule B thereto, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Piper Jaffray & Co., as representatives of the underwriters named in Schedule A thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2017)

99.7	Form of Lock-Up Agreement delivered by certain stockholders of the Issuer named in Schedule D to the Underwriting Agreement, including the Selling Stockholders (included as Exhibit A with exhibit 99.6).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2017	SVLSF IV, LLC By: /s/ Denise Marks, Member Signature of Reporting Person

Dated: January 31, 2017	ILSF III, LLC; By: /s/ Denise Marks, Member Signature of Reporting Person

Dated: January 31, 2017	International Life Sciences Fund III (GP), L.P.; By: ILSF III, LLC, its General Partner; By: /s/ Denise Marks, Member Signature of Reporting Person

Dated: January 31, 2017

International Life Sciences Fund III (LP1), L.P.; By: International Life Sciences Fund III (GP), L.P., its General Partner; By: ILSF III, LLC, its General Partner;

By: /s/ Denise Marks, Member

Signature of Reporting Person

Dated: January 31, 2017

International Life Sciences Fund III Co-Investment, L.P.; By: International Life Sciences Fund III (GP), L.P., its General Partner; By: ILSF III, LLC, its General Partner;

By: /s/ Denise Marks, Member

Signature of Reporting Person

Dated: January 31, 2017

International Life Sciences Fund III Strategic Partners, L.P.; By: International Life Sciences Fund III (GP), L.P., its General Partner; By: ILSF III, LLC, its General Partner;

By: /s/ Denise Marks, Member

Signature of Reporting Person

Dated: January 31, 2017	SV Life Sciences Fund IV (GP), L.P.; By: SVLSF IV LLC, its General Partner; By: /s/ Denise Marks, Member Signature of Reporting Person

Dated: January 31, 2017

SV Life Sciences Fund IV Strategic Partners, L.P.; By: SV Life Sciences Fund IV (GP), L.P., its General Partner; By: SVLSF IV, LLC, its General Partner; By: /s/ Denise Marks, Member

Signature of Reporting Person

Dated: January 31, 2017	SV Life Sciences Fund IV, L.P.; By: SV Life Sciences Fund IV (GP), L.P., its General Partner; By: SVLSF IV, LLC, its General Partner; By: /s/ Denise Marks, Member Signature of Reporting Person

Signature Page to Schedule 13D/A